FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2007
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Filing of changes in ownership of block shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.
Date: December 28, 2007	By:	/s/ Won Seon Kim
Name: WON SEON KIM
Title: Chief Financial Officer

Item 1

Filing of changes in ownership of block shares

Article 1. Summary of Reports

1. Name of Issuer

Company Name	Webzen Inc.	Code	069080
Sector	KOSDAQ	Total Shares	12,974,000
Address	6F, Daelim Acrotel, 467-6, Dogok-Dong, Kangnam-Gu, Seoul, Korea

2. Information on Block share holder

Reporting Classification	fluctuation
Reporter Classification	Individual	Nationality	Korea
Name	Kim, Nam JU	Chinese	金南州 (KIM NAMJU)
Address	6F, Daelim Acrotel, 467-6, Dogok-Dong, Kangnam-Gu, Seoul, Korea	Date of Birth	720407
Occupation	Executive Manager	Relation with company	the largest shareholder

2-1. Special Affiliates of Shareholders

No.	Name	Classification	Relationship with Reporter	Date of Birth Or Registration #	Nationality	Address	Occupation	Etc
1	Ki-Saup Song	Individual	affiliate person	760214	Korea	Kangnam Gu Dogok dong	Manager	-
2	Won-Seon Kim	Individual	affiliate person	590327	Korea	Kangnam Gu Dogok dong	Manager	-
3	Kil-Yong Cho	Individual	co-holders	740913	Korea	Kangnam Gu Dogok dong	-	-
4	Woori Invest Sec	Financial Institution	co-holders	116-81-03693	Korea	Seoul Korea	Stock Brokerage	-

3. Share Ownership and Ratio

	The Basic Date	Reporter		Ratio of shareholding		Ration of Share Certificate
		Name	Number of Affiliate Person	Number of Shares	Ratio (%)	Number of Shares	Ratio (%)
Prior Report	2007/07/13	Nam Ju Kim	4	2,743,498	21.15	2,743,498	21.15
	2007/12/28	Nam Ju Kim	4	2,979,712	22.97	2,979,712	22.97
Increase				236,214	1.82	236,214	1.82

Article 2. Information on Block share

1. Information on Reporter and Special Affiliate’s share ownership

(1) Information of Share Holding

Relationship	Name	Date of Birth Or Registration #	Common shares
			Share			Total
			Common Shares	Preferred Shares	Convertible Common Share	Shares	Ratio (%)
Reporter	NamJu Kim	720407	813,279	-	-	813,279	6.27
Special Affiliate Person	Ki-Saup Song	760214	622,491	-	-	622,491	4.80
	Won-Seon Kim	590327	84,200	-	-	84,200	0.65
	Kil-Yong Cho	740913	662,093	-	-	662,093	5.10
	Woori Investment Sec.	116-81-03693	797,649	-	-	797,649	6.15

Total outstanding voting capital stock	Share Ownership (a3+B+C+D+E=H)	Equity Ratio (%)
		Ratio of Share Position (A+H / G+H-E) × 100	Ratio of share certificate (A / G) × 100
12,974,000	-	22.97	22.97

 (2) Share holding Position

Relationship	Name	Date of Birth Or Registration #	Share Holding Position (Article 10-4 of the presidential decree to the securities and exchange act)						Total
			No. 1	No. 2	No. 3	No. 4	No. 5	No. 6	Shares	Ratio
Reporter	NamJu Kim	720407	813,279	-	-	-	-	-	813,279	6.27
Special Affiliate Person	Ki-Saup Song	760214	622,491	-	-	-	-	-	622,491	4.80
	Won-Seon Kim	590327	84,200	-	-	-	-	-	84,200	0.65
	Kil-Yong Cho	740913	662,093	-	-	-	-	-	662,093	5.10
	Woori Invest security	116-81-03693	797,649	-	-	-	-	-	797,649	6.15

2. Contract on Stock Position

Name	Relationship With reporter	Date of Birth	Types Of Stock	Number of Shares	Amount	Counterparty	Information
NamJu Kim	The person himself	720407	Common Shares	797,649	-	Woori Investment Security
By article 10-4-3 of the presidential decree to the securities and exchange act, Woori Investment Security and the largest share holder NamJu Kim will be the co-holders that Webzen has obtained a friendly long-term partner and will be able to achieve sustainable growth.

3. Account Information (Only for Financial Institution)

Name	Relationship With reporter	Account information		Total
		Account (주)	Ratio (%)	Share	Ratio (%)
Woori Investment Security	Co-holders	797,649	6.15	797,649	6.15
Total		797,649	6.15	797,649	6.15

Article 3. Prior to the reporting Date after changes in ownership of block shares

1.	Total Fluctuate Information

Relationship	Name	Date of Birth Or Registration #	Information on Increase and Decrease shares
			Share			Total
			Common Shares	Preferred Shares	Convertible Common Share	Shares	Ratio (%)
Reporter	NamJu Kim	720407
Special Affiliate Person	Ki-Saup Song	760214
	Won-Seon Kim	590327	3,000			3,000	0.02
	Kil-Yong Cho	740913	-66,786			-66,786	-0.51
	Woori Investment Sec.	116-81-03693	300,000			300,000	2.31